

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC
NO ACT
P.E. 12-27-02
1-7221


03016111

February 18, 2003

Carol H. Forsyte
Vice President, Corporate and Securities
Motorola, Inc.
1303 E. Algonquin Road
Schaumburg, IL 60196

Act 1934
Section
Rule 14A-8
Public Availability 2/18/2003

Re: Motorola, Inc.
Incoming letter dated December 27, 2002

Dear Ms. Forsyte:

This is in response to your letter dated December 27, 2002 concerning the shareholder proposal submitted to Motorola by the Laborers' District Council of Western Pennsylvania Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Linda Priscilla
Corporate Governance Advisor
Laborers' International Union of North America
Corporate Governance Project
905 16th Street, N.W.
Washington DC 20006


MOTOROLA

December 27, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Motorola, Inc./ Securities Exchange Act of 1934 –Rule 14a-8
Exclusion of Proposal from Laborers' District Council of Western
Pennsylvania Pension Fund ("Fund")

Dear Ladies and Gentleman:

This is to advise you that pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, it is the intention of Motorola, Inc. ("Company" or "Motorola") to exclude from its proxy statement and form of proxy for the Company's 2003 Annual Meeting of Stockholders ("Proxy Materials"), the attached stockholder proposal ("Proposal") submitted under letter dated November 18, 2002 by the Fund ("Proponent"). The Proponent requests that the Proposal be included in the Company's proxy statement to be circulated to the Company's shareholders in conjunction with the next annual meeting of shareholders. The Company's next regularly scheduled annual meeting is scheduled for May 5, 2003 ("Annual Meeting"). We respectively request that the staff of the Division of Corporation Finance ("Staff") concur that no enforcement action will be recommended if the Company omits the Proposal from its Proxy Materials for the reasons described herein.

The Proposal requests that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executive officers be performance-based.

As more fully set forth below, the Company believes that the Proposal may be omitted from the Company's Proxy Materials because Proponent failed to satisfy the eligibility requirements of Rule 14a-8(b) and Rule 14a-8(f).

Pursuant to Rule 14a-8(j), the Company is filing with the Commission six (6) paper copies of this letter together with six (6) paper copies of the Proposal (attached as Exhibit

A hereto). By copy of this letter, the Company is simultaneously providing a copy of this submission to the Proponent.

Statement of Reasons to Exclude

The Company believes that the Proposal may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(f).

Background:

The cover letter attaching the Proponent's Proposal indicates that it is a fax confirmation copy of a letter that was faxed. However the fax number that is shown on the letter is not the correct area code or fax number for the Secretary of the Company. The Company received the fax confirmation copy of the letter that is postmarked November 19, 2002, on or about December 2, 2002. The Proponent stated in its submission that the Proponent holds 22,100 shares of the Company's common stock which have been held continuously for more than a year prior to the date of submission. However, according to the Company's records (as maintained by Mellon Investors Services) the Proponent is not a registered holder of the Company's common stock. The Proponent indicated that the record-holder of the stock would provide the appropriate verification of the Proponent's beneficial ownership by separate letter. As of this time the Company has not received verification of the Proponent's beneficial ownership. In the cover letter attaching the Proposal Proponent also directed the Company to forward all correspondence regarding the Proposal to Linda Priscilla, Corporate Governance Advisor ("Proponent's Contact").

On December 2, 2002 upon receipt of the fax confirmation of the Proposal, the Company left a voice mail message for the Proponent's Contact advising that the Proposal had been faxed to an incorrect number, leaving the correct fax number to which communications should be faxed and indicating that as of that time the Company had not received verification of the Proponent's beneficial ownership. The Company also notified the Proponent's Contact by letter dated December 3, 2002 (attached hereto as Exhibit B) of the eligibility deficiency of the Proposal and advised that the Proponent must evidence its eligibility within 14 days of its receipt of the Company's letter. The Company's letter explained that the Proponent must prove its eligibility by submitting a statement from the recordholder of the Proponent's shares stating that at the time the Proponent submitted the Proposal it had continuously been the owner of $2,000 in market value of the Company's stock for at least one year. The Company's December 3, 2002 letter was sent by Federal Express and received by the Proponent's Contact on December 4, 2002. A copy of an email from Federal Express confirming that the letter was received on December 4, 2002 is attached hereto as Exhibit C. As of this date the Company has not received a response from the Proponent or Proponent's Contact.

Legal Analysis

Rule 14a-8(b) Eligibility Deficiencies
Under Rule 14a-8(b), in order to be eligible to submit a proposal, a proponent must have continuously held at least $2000 in market value, or 1%, of the Company's securities entitled to vote on the proposal for at least one year and continue to hold these securities through the date of the shareholders meeting. If a proponent is not a registered holder of the company securities entitled to vote on the proposal and has not filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reporting ownership of the Company's securities, a proponent may prove eligibility by submitting a written statement from the recordholder of the securities verifying that at the time the proponent submitted the proposal that the proponent had held the securities for at least one year.

The Staff has on numerous occasions permitted the omission of a shareholder proposal from proxy materials where the proponent failed to provide documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one year period and to state an intention to hold the securities through the date of the company's annual meeting, as required by Rule 14a-8(b). See, e.g., Dell Computer Corporation (April 5, 2002).

The Company believes that the Proposal can be omitted pursuant to Rules 14a-8(b) and 14a-8(f) because the Proponent has failed to provide documentary support indicating that it satisfies the minimum ownership requirement for the one year period required by Rule 14a-8(b) within the statutory 14-day time frame set by Rule 14a-8(f). The Company clearly advised the Proponent on a timely basis of the need for it to establish that proof and specifically informed it of the 14-day time period in which it had to respond. Since the Proponent is not a registered holder of the Company's common stock and has not filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reporting ownership of the Company's common stock, it is required under Rule 14a-8(b) to submit a written statement from the recordholder verifying that it has continuously held the Company's common stock for at least a year. As of this time the Company has not received a response from the Proponent or the Proponent's Contact.

For the foregoing reasons, we request that you concur in our view that, in accordance with Rule 14a-8(j), the Company may properly exclude the Proposal from its Proxy Materials and that no enforcement action will be recommended if the Company omits the Proposal from its Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Please note that the Company intends to file its proxy materials with the Commission on March 28, 2003. In accordance with Rule 14a-8(j), six copies of this letter and the Proposal are enclosed. A copy of this letter has also been sent to the Proponent. Please do not hesitate to call me at (847) 576-7646 if I can be of any further assistance in this matter.

Please acknowledge receipt of this request by date-stamping the enclosed copy of this letter and returning it to the undersigned in the accompanying envelope.

Sincerely,



Carol H. Forsyte
Vice President, Corporate and Securities

cc: Laborers' District Council of Western Pennsylvania Pension Fund care of Linda Priscilla, Laborers' International Union of North America Corporate Governance Project.

Exhibit A


COUNCIL OF WESTERN PENNSYLVANIA
LABORERS' DISTRICT
Laborers'
COMBINED
FUNDS

Laborers COMBINED FUNDS OF WESTERN PENNSYLVANIA

Serving the Laborers' District Council of Western Pennsylvania Pension Fund, Welfare Fund and other affiliated Funds

1109 FIFTH AVENUE • PITTSBURGH, PENNSYLVANIA 15219-6203
PHONE: 1-412-263-0900

Sent Via Fax: 925/467-3214

November 18, 2002

FAX CONFIRMATION

A. Peter Lawson, Secretary
Motorola, Inc.
1303 E. Algonquin Road
Schaumburg, IL 60196

Re: Shareholder Proposal

Dear Mr. Lawson:

On behalf of the Laborers' District Council of Western Pennsylvania Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Motorola, Incorporated ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 22,100 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Fund, like many other Building Trades' pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. Linda Priscilla, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

LABORERS' DISTRICT COUNCIL OF
WESTERN PENNSYLVANIA PENSION FUND



Dennis Sarnowski, Administrator

Enclosure
Cc. Linda Priscilla

Indexed Options Proposal

Resolved, that the shareholders of Motorola, Inc. (the "Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

Statement of Support: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results. Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited. It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. The resolution requests that the Company's Board ensure that future senior executive stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance.

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. In response to strong


negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution. We urge your support for this important governance reform.

Exhibit B



December 3, 2002

Ms. Linda Priscilla
Corporate Governance Advisor
Laborers' International Union of
North America Corporate Governance Project
905 16th Street, N. W.
Washington D.C. 20006

RE: Motorola, Inc.

Dear Ms. Priscilla:

We have received a letter dated November 18, 2002 from Mr. Dennis Sarnowski, Administrator of the Laborers' District Council of Western Pennsylvania Pension Fund ("Fund") to Mr. Peter Lawson, the Secretary of Motorola, requesting that the Fund's proposal ("Proposal") be included in the Motorola, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. Mr. Lawson has referred your letter to me for consideration. As we advised you yesterday in a voice mail message, the letter was faxed to an incorrect fax number. Therefore, we did not receive the faxed version of the letter but instead the version that is postmarked as mailed on November 19, 2002.

Mr. Sarnowski states in his letter that "the Fund is the beneficial owner of approximately 22,100 shares of the Company's common stock which have been held continuously for more than a year prior to this date of submission." He also indicates that "the record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter." The Company's records do not show the Fund as a registered holder of shares of Motorola common stock. As of this time we have not received verification of the Fund's beneficial ownership from the record holder of the Fund's shares.

Rule 14a-8 of the Securities Exchange Act of 1934 contains eligibility and procedural requirements for shareholders who wish to include a proposal in a company's proxy materials. As discussed below, the Fund has not met the eligibility requirements. The Fund must prove its eligibility by responding to this letter by no later than 14 calendar days after your receipt of this letter. Your response must be postmarked, or transmitted electronically, by no later than 14 calendar days after your receipt of this letter. Motorola may exclude the Fund's Proposal if the Fund does not meet the eligibility requirements at that time.

Pursuant to Rule 14a-8(b), if the Fund is not a registered holder, the Fund must prove its eligibility to submit a proposal to Motorola by submitting, at the time the Fund submits its Proposal, a written statement from the record holder of the Fund's shares verifying that, at the time the Fund submitted its Proposal, it had continuously held more than $2000 of shares of Motorola common stock for at least one year. Motorola may exclude the Fund's proposal if it does not meet these eligibility requirements. Since the Fund did not prove its eligibility at the time that it submitted its Proposal, it must prove its eligibility as discussed above by responding to this letter by no later than 14 days calendar days after your receipt of this letter.

Sincerely,



Carol Forsyte
Vice President
Corporate & Securities

Exhibit C

Uzzardo Christine-ACU088

From: sysdeliv@fn3a.prod.fedex.com
Sent: Wednesday, December 04, 2002 8:30 AM
To: Christine Uzzardo
Subject: FedEx shipment 792785329749

Our records indicate that the shipment sent from CHRISTINE UZZARDO/MOTOROLA, INC to Linda Priscilla/Laborer's International has been delivered. The package was delivered on 12/04/2002 at 9:11 AM and signed for or released by D.WORMACK.

The ship date of the shipment was 12/03/2002.

The tracking number of this shipment was 792785329749.

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Motorola, Inc.
Incoming letter dated December 27, 2002

The proposal requests that the board of directors adopt an executive compensation policy that all future stock option grants to senior executives be performance-based.

There appears to be some basis for your view that Motorola may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Motorola's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly we will not recommend enforcement action to the Commission if Motorola omits the proposal from the proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Katherine W. Hsu
Attorney-Advisor